UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2014

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to                   .

Commission File Number: 000-54660

LIBERTY TAX SERVICE 401(K) PLAN
(Full title of the Plan)

Employer ID No.: 27-3561876
Plan Number: 001

Liberty Tax, Inc.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

LIBERTY TAX SERVICE 401(K) PLAN
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE—*
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2014	10

SIGNATURE	11

EXHIBIT
Consent of Independent Registered Public Accounting Firm

*                                         All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees of
Liberty Tax Service 401(k) Plan
Virginia Beach, Virginia

We have audited the accompanying statements of net assets available for benefits of the Liberty Tax Service 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting.  Accordingly, we express no such opinion.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Liberty Tax Service 401(k) Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Cherry Bekaert LLP
Virginia Beach, Virginia
June 30, 2015

LIBERTY TAX SERVICE 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS
Investments, at fair value:
Common collective trust fund	$1,482,287	$1,350,372
Mutual funds	10,591,816	9,157,706
Common stock of plan sponsor parent company	6,131,459	4,617,682
Total investments	18,205,562	15,125,760
Receivables:
Notes receivable from participants	126,115	143,735
Employer contributions	18,381	16,073
Participant contributions	49,484	41,561
Total receivables	193,980	201,369
Total assets	18,399,542	15,327,129
LIABILITIES
Excess contributions payable	—	54,350
Net assets available for benefits at fair value	18,399,542	15,272,779
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,785)	(4,442)
Net assets available for benefits	$18,386,757	$15,268,337

The accompanying notes to the financial statements are an integral part of these statements.

LIBERTY TAX SERVICE 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2014

Additions to net assets attributed to:
Investment gain:
Net appreciation in fair value of investments	$2,167,900
Dividends	595,643
Net investment gain	2,763,543
Interest on notes receivable from participants	5,171
Contributions:
Employer contributions	507,782
Participant contributions	1,348,581
Rollover contributions	73,965
Total contributions	1,930,328
Total additions	4,699,042

Deductions from net assets attributed to:
Benefits paid to participants	1,542,464
Administrative expenses	38,158
Total deductions	1,580,622
Net increase	3,118,420
Net assets available for benefits:
Beginning of year	15,268,337
End of year	$18,386,757

The accompanying notes to the financial statements are an integral part of these statements.

LIBERTY TAX SERVICE 401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Note 1—Description of the Plan

The following brief description of the Liberty Tax Service 401(k) Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, established in January 1998, which was amended and restated effective January 2002, covering substantially all employees of JTH Tax, Inc. d/b/a Liberty Tax Service (the “Company” or “Employer”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation - All active full-time employees of the Company who have attained age 18 are eligible to participate after completing three months of service. Part-time, temporary and seasonal employees may not participate, unless the employee completes at least 1,000 hours of service during the initial eligibility computation period, or the Plan year.

Administration - The Company is the Plan Sponsor and Plan Administrator. The Plan is administered by the Plan Sponsor, which serves without compensation. The Plan Administrator has the overall responsibility and authority as the named fiduciary to manage and control the operations and administration of the Plan and may designate one or more individuals to perform those responsibilities. Prior to March 17, 2015, certain assets of the Plan were held by Branch Banking and Trust Company (“BB&T”), as Trustee of the Plan. Bank of America/Merrill Lynch ("BoA/ML") became Trustee of the Plan on March 17, 2015. In addition, the Plan has established an ancillary trust to hold the shares of Liberty Tax, Inc. Class A common stock investments as described in Note 4. Prior to March 17, 2015, these investments were held by BB&T as Custodian. Effective March 17, 2015, the custody of these investments was transferred to BoA/ML. Certain administrative functions are performed by employees of the Company. These employees do not receive compensation from the Plan.

Contributions - Participants are automatically enrolled in the Plan when they become eligible with pre-tax contributions set at 2% of compensation, unless the participant elects a different amount or opts out of the Plan. Participants may contribute up to 86% of annual compensation, as defined in the Plan. Participants may also transfer amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to certain limitations as defined in the Plan and the Internal Revenue Code (“IRC”). The maximum contribution limitation for 2014 was $17,500. Participants direct the investment of their contributions into various investment options. The Plan currently offers various mutual funds, a common collective trust fund, and Liberty Tax Inc. Class A common stock as investment options for participants. Participants direct their investments at all times. In addition, a participant may direct after-tax contributions into Roth 401(k) accounts, subject to certain limits. Roth 401(k) accounts allow participants to elect to be taxed currently on part or all of their contributions made to the Plan. Future distributions of Roth 401(k) contributions and the related earnings are not taxed if certain requirements are met.

The Company makes matching contributions to the Plan equal to 50% of participant’s elective salary deferral not to exceed 3% of each participant’s bi-weekly compensation. Contributions are subject to certain limitations.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s matching contributions, and (b) investment earnings (including net appreciation and depreciation in fair value of investments) and charged with an allocation of administrative expenses not paid by the Company. Allocations are based on participant compensation or account balances, as defined by the Plan. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s account at the time of retirement, termination, total disability, or death.

Notes Receivable From Participants - Employees are eligible to borrow up to 50% of their vested balance (excluding amounts invested in Liberty Tax Inc. Class A common stock) or $50,000, whichever is less, for any purpose. The loans are secured by the balance in the participant’s account, except for any accounts invested in Liberty Tax Inc. Class A common stock, and bear interest at the BB&T Prime Rate published on the date of the loan application plus 1% (4.25% on loans outstanding as of December 31, 2014). Loans must be repaid within five years. Principal and interest are paid through bi-weekly payroll deductions.

Vesting - Each participant is fully vested in his or her contributions and Company matching contributions plus actual earnings thereon.

Benefits and Payments - On termination of service due to death, disability, or retirement, a participant receives a lump-sum amount equal to the value of the participant’s vested interest in his or her account, unless the participant elects an annuity option. On termination of service prior to normal retirement age, as defined by the Plan, the participant’s vested account balance is automatically distributed if the vested account balance is under $1,000. If the participant’s vested account balance is over $1,000, the participant may elect to postpone their distribution until normal retirement age, as defined by the Plan. Participants that have reached the age 70½ may be required to take certain minimum distributions, which are paid in annual installments not to extend beyond the participant’s life expectancy. Participants may also withdraw all or any part of their vested account balance after having attained age 59½, incurred a disability, or incurred a financial hardship in accordance with the Plan. For financial hardship payments, only the participant’s elective contributions are available for withdrawal, subject to certain conditions as defined by the Plan. In addition to financial hardship payments, a participant may also receive an in-service distribution from their Company matching contributions if the participant has participated in the Plan for 60 months.

Note 2—Summary of significant accounting policies

Basis of Accounting - The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Board of Trustees determines the Plan’s valuation policies utilizing information provided by investment advisors, custodians and insurance companies. See Note 7 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recognized when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Benefits Paid to Participants - Benefits are recorded when paid.

Notes Receivable from Participants - Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan document.

Excess Contributions - There were no excess deferral contributions made during the year ended December 31, 2014.

Administrative Expenses - Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Note 3—Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013:

	2014	2013
Morley Stable Asset Fund, at contract value (fair value of $1,482,287 and $1,350,372, respectively)	1,469,502	1,345,930
Aston/Montag & Caldwell Growth N Fund	*	1,009,659
Vanguard Total Stock Market Index Fund	2,009,819	1,598,883
Vanguard Wellington Fund	1,636,490	1,322,743
Class A common stock of JTH Holding, Inc.	6,131,459	4,617,682

*Investment did not represent more than 5% of the Plan’s net assets at year end.

Note 4—Related party transactions

Certain Plan investments are shares of Liberty Tax, Inc. Class A common stock. Liberty Tax, Inc. is the parent company of the Plan sponsor. The Plan held 171,557 and 190,028 shares of Liberty Tax, Inc. Class A common stock at December 31, 2014 and 2013, respectively, valued at $6,131,459 and $4,617,682, respectively. During the years ended December 31, 2014 and 2013, purchases of shares by the Plan totaled 556 and 15,273, respectively, and sales of shares by the Plan totaled 19,027 and 1,542,991, respectively. This investment and transactions in this investment qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

The Plan’s ancillary trustee over the shares of Liberty Tax, Inc. Class A common stock, held in trust by the Plan, has the rights, powers, duties, and discretion over these assets as the Employer may delegate subject to any limitations or directions specified in the terms of the Plan and by ERISA. Because the Plan’s ancillary trustee has full fiduciary responsibilities under ERISA for these assets held in trust by the Plan, and also has a participant account balance within the Plan, the transactions in this participant’s account qualify as party-in-interest transactions. The party-in-interest transactions are exempt from the prohibited transaction rules of ERISA. The ancillary trustee’s participant account balance in the trust was 81.0% and 73.1% of the trust at December 31, 2014 and 2013, respectively.

Transactions with the Trustee of the Plan qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA. For the year ended December 31, 2014, total administrative fees paid by the Plan to parties-in-interest were $38,158.

Note 5—Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA.

Note 6—Income tax status

BB&T, the Sponsor of the prototype plan adopted by the Plan’s Sponsor, has received a favorable opinion letter from the Internal Revenue Service (the “IRS”) dated March 31, 2008. The Plan’s Sponsor has not submitted its own document to the IRS for a determination letter, but is relying on the letter obtained by BB&T. It is the opinion of the Plan Administrator that the Plan and its underlying trust have operated within the terms of the Plan and are qualified under the applicable provisions of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2011.

Note 7—Fair value measurements

Fair Value Measurements and Disclosures provide the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2014 and 2013.

Common Collective Trust Fund - Valued at the net asset value ("NAV") of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the U.S. Securities and Exchange Commission ("SEC"). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Stock of Plan Sponsor Parent Company - Shares of Class A common stock of Liberty Tax, Inc., are valued at the quoted price in an active market and classified within Level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value at December 31, 2014
	Level 1	Level 2	Level 3	Total
Common collective trust fund	$—	$1,482,287	$—	$1,482,287
Mutual funds:
Balanced funds	1,023,521	—	—	1,023,521
Income funds	2,705,999	—	—	2,705,999
Index funds	3,026,438	—	—	3,026,438
Growth funds	3,835,858	—	—	3,835,858
	10,591,816	—	—	10,591,816
Common stock of Plan sponsor parent company	6,131,459	—	—	6,131,459
Total assets at fair value	$16,723,275	$1,482,287	$—	$18,205,562

	Assets at Fair Value at December 31, 2013
	Level 1	Level 2	Level 3	Total
Common collective trust fund	$—	$1,350,372	$—	$1,350,372
Mutual funds:
Balanced funds	687,937	—	—	687,937
Income funds	2,298,009	—	—	2,298,009
Index funds	2,515,664	—	—	2,515,664
Growth funds	3,656,096	—	—	3,656,096
	9,157,706	—	—	9,157,706
Common stock of Plan sponsor parent company	4,617,682	—	—	4,617,682
Total assets at fair value	$13,775,388	$1,350,372	$—	$15,125,760

There were no transfers out of Level 1 to Level 2 during 2014. Transfers are recognized at the end of the reporting period.

The following table summarizes investments measured at fair value based on net asset value per share:

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
December 31, 2014
Morley Stable Asset Fund	$1,482,287	n/a	Daily	30 Days

December 31, 2013
Morley Stable Asset Fund	$1,350,372	n/a	Daily	30 days

The Morley Stable Asset Fund is a collective investment trust whose objective is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile and liquidity for benefit responsive payments.  The Morley Stable Value Fund invests primarily in a variety of high quality stable value investment contracts as well as cash and cash equivalents.  Unit holders may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value daily.  Withdrawals other than benefit payments and transfers require twelve-month advance written notice.  Certain Plan sponsor-directed actions also require advance written notice and may limit the ability of unit holders to transact at contract value.  Such events include but are not limited to: (i) trustee or Plan sponsor-directed reallocation of investments; (ii) company-sponsored layoffs/termination of groups of employees; (iii) disposing of or selling a component of the business which involves the transfer or termination of employees; (iv) terminating the Morley Stable Value Fund as an investment option of the Plan; and (v) terminating the Plan. The Plan Administrator does not believe any events which would limit unit holders to transact at contract value are probable of occurring.

Note 8—Risks and uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

LIBERTY TAX SERVICE 401(K) PLAN
EIN: 54-1828391, PLAN NUMBER: 001
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, PART IV, LINE 4i

DECEMBER 31, 2014

	(b) Identity of Issuer, Borrower,	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par, or Maturity Value		Value
	Common collective trust fund
	Morley Stable Asset Fund**	59,930.2564	shares	$1,469,502
	Mutual funds
	Vanguard Total Bond Market Index Fund	55,017.1590	shares	598,036
	Vanguard Wellington Fund	41,800.5224	shares	1,636,490
	Vanguard Wellesley Income Fund	18,153.4317	shares	464,183
	Vanguard Mid Cap Index Admiral	2,736.3720	shares	418,583
	Fidelity Advisor Small Cap Fund	14,146.2503	shares	359,032
	Oppenheimer International Growth	9,566.0122	shares	335,576
	Vanguard Total Stock Market Index Fund	38,965.0817	shares	2,009,819
	Columbia Energy & Natural Resources Fund Z	18,340.2215	shares	341,678
	T. Rowe Price Retirement Income Fund	1,533.2187	shares	22,753
	T. Rowe Price Retirement 2010 Fund	414.5106	shares	7,349
	T. Rowe Price Retirement 2020 Fund	10,275.2981	shares	212,801
	T. Rowe Price Retirement 2030 Fund	12,105.8425	shares	278,677
	T. Rowe Price Retirement 2040 Fund	21,935.3878	shares	524,694
	Fidelity Advisor Strategic Income Fund	40,578.4187	shares	483,695
	Sterling Capital Special Opportunities Fund	28,205.2479	shares	655,208
	Aston/Montag & Caldwell Growth N Fund	33,611.4623	shares	849,698
	Royce Pennsylvania Fund	40,565.9903	shares	527,358
	American Funds EuroPacific Growth Fund	1,855.4693	shares	85,834
	American Funds New Perspective Fund R4	15,882.6507	shares	569,552
	Oppenheimer Gold & Special Minerals Fund A	8,582.9470	shares	111,922
	Vanguard Intermediate-Term Treasury Fund	8,696.4051	shares	98,878
	Total Mutual Funds			10,591,816
	Common stock of plan sponsor parent company
*	Class A common stock of JTH Holding, Inc.	171,557.3228	shares	6,131,459
	Other
*	Notes receivable from participants, interest rates from 4.25%, with maturities through 2019.	N/A	shares	126,115
	Total Assets (Held at End of Year)			$18,318,892

Note: An (*) in column (a) denotes a person known to be a party-in-interest to the Plan.
Column (d) is not presented since cost of investments is not required for participant-directed investments.
** Presented at contract value

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Liberty Tax Service 401(k) Plan
June 30, 2015
/s/ Kathleen Curry
Kathleen Curry
Plan Administrator and Secretary,
Liberty Tax, Inc.